EXHIBIT 3.1e

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
FOR NEVADA PROFIT CORPORATIONS
(Pursuant to NRS 78.385 and 78.390 - After issuance of Stock)

1. Name of corporation: Hybrid Technologies, Inc.

2. The articles have been amended as follows: Paragraph (a) Article III of the Articles of Incorporation of the corporation is deleted in its entirety and the following is substituted therefor:

" Article III

(a) The corporation shall have authority to issue a total of Two Hundred Fifty-Five Million (255,000,000) shares, of which Two Hundred Fifty Million (250,000,000) shares shall be Common Stock, par value $.001 per share (the "Common Stock"), and Five Million (5,000,000) shares shall be Preferred Stock, par value $.001 per share (the "Preferred Stock").”

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: a majority of the shares voted in favor of the amendment out of ________ shares outstanding and entitled to vote.

4. Officer Signature:	/s/ Holly Roseberry	December 24, 2007
Holly Roseberry, President and Chief Executive Officer